SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n.º 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 24, 2008.

1. DATE, TIME AND PLACE: April 24, 2008, at 05:00 p.m., in the head-office of Vivo Participações S.A., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, upon calling under the terms of the Bylaws.

2. CALLING AND ATTENDANCE: The meeting was called in conformity with article 26, sole paragraph, of the Company’s Bylaws, and instated with the attendance of the undersigned Directors, who represent a quorum under the terms of the Bylaws.

3. PRESIDING BOARD: Shakhaf Wine – Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira – Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represent a quorum under the terms of the Bylaws.

4. AGENDA AND RESOLUTION: approval of a guarantee to be granted to TCO IP S.A. (“TCO IP”), in the amount of up to five hundred and thirty million reais (R$ 530,000,000.00), by endorsement signing of promissory notes to be issued by TCO IP. The Directors, after examination and discussion of the matter, approved by unanimous vote, without restrictions, the granting of a guarantee to TCO IP upon endorsement signing of 53 promissory notes to be issued by TCO IP, in the nominal value of ten million reais (R$ 10,000,000.00) each, and tenor of one hundred and eighty (180) days counted from their respective issuance date, in the amount of up to five hundred and thirty million reais (R$ 530,000,000.00), which shall be the subject matter of a public distribution registered with the Brazilian Securities and Exchange Commission (“Promissory Notes” and “Offering”). The amount raised by TCO IP from the Offering shall be used for financing of the acquisition, by TCO IP, of preferred shares held by minority shareholders of Telemig Celular S.A. and of Telemig Celular Participações S.A., within the scope of the voluntary public offering for acquisition of preferred shares announced by TCO IP and Vivo Participações, on April 08, 2008.

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was adjourned for the necessary time for these minutes to be drawn-up, which were read, approved and signed and recorded in the proper book.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board (represented by Mr. Félix Pablo Ivorra Cano); João Pedro Amadeu Baptista – Vice-Chairman of the Board (represented by Mr. Shakhaf Wine); Shakhaf Wine – Director and Chairman of the Meeting; Félix Pablo Ivorra Cano –Director; Rui Manuel de Medeiros D’Espiney Patrício – Director; Ignácio Aller Mallo – Director (represented by Mr. Félix Pablo Ivorra Cano); Luiz Kaufmann – Director;  José Guimarães Monforte – Director; Antonio Gonçalves de Oliveira – Director. Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting – OAB/RS Nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 9, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.